Exhibit (a)(11)
INCO BOARD RECOMMENDS THAT SHAREHOLDERS
ACCEPT THE CVRD OFFER
Toronto, September 24, 2006 — Inco Limited (TSX, NYSE: N) today announced that its Board of Directors has recommended that Inco shareholders tender their shares to the offer made by Companhia Vale do Rio Doce (“CVRD”) to purchase all of the outstanding common shares of Inco at a price of Cdn. $86.00 in cash per share.
“We are satisfied that the CVRD offer of Cdn. $86.00 per share represents compelling value for our shareholders,” said Chairman and CEO Scott Hand. “CVRD is the third company that has made an offer for Inco, and those companies have announced a total of six bids between them since early May. We believe this process has brought about a very positive outcome for Inco shareholders, and we recommend that they tender to the CVRD offer.”
In addition to the value of the CVRD offer, Inco’s Board and management believe that CVRD represents an attractive partner for Inco. “We have great respect for the quality of their management team and for what they have accomplished as a company,” Mr. Hand added.
“Assuming CVRD is successful in their acquisition, we plan to assist them in every way we can to ensure the smoothest possible integration of our two companies, and a successful transition to create a new world leader in mining and metals,” he said.

CVRD has obtained its required regulatory clearances from the Canadian Competition Bureau and the United States competition authorities but it has yet to obtain clearances from the European Commission and Investment Canada.
In connection with Board’s recommendation regarding the CVRD Offer, the Company will file a Notice of Change to Directors’ Circular with Canadian securities regulatory authorities and an amendment to Solicitation/Recommendation Statement on Schedule 14D-9 (the “CVRD 14D-9”) with the United States Securities and Exchange Commission (the “SEC”). The Notice of Change to Directors’ Circular will also be mailed to Inco shareholders. Inco shareholders are urged to read the Notice of Change to Directors’ Circular and the CVRD 14D-9 and any amendments thereto because they contain important information. Investors can obtain a free copy of these documents and any amendments thereto on Inco’s corporate website at www.inco.com, the Canadian securities regulators website at www.sedar.com, or the SEC’s website at www.sec.gov.
Important Legal Information
In response to the takeover offer by CVRD, Inco has filed with the U.S. Securities and Exchange Commission (“SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto (as so amended, the “14D-9”). INCO’S SECURITY HOLDERS ARE URGED TO READ THE 14D-9, AND ANY AMENDMENTS INCO MAY FILE THERETO, BECAUSE IT, AND ANY SUCH AMENDMENTS, WILL CONTAIN IMPORTANT INFORMATION ABOUT CVRD’S PROPOSED COMBINATION WITH INCO.
Investors and security holders may obtain copies of the 14D-9 and Inco’s other public filings made from time to time with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The 14D-9 and Inco’s other public filings may also be obtained free of charge at www.inco.com or by contacting Inco’s media or investor relations departments.

September 24, 2006
IN 06/50
For further information:
Media Relations:

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Inco Limited	Steve Mitchell (416) 361-7950

Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com